UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d—102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.
(Amendment No. 4)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

09777B107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107

1.	Names of Reporting Persons SIG China Investments One, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 1,811,480

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 1,811,480

9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 1,811,480

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) CO

* SIG Asia Investment, LLLP is the investment manager to SIG China Investments One, Ltd. and as such may exercise voting and dispositive power over these shares.

** The Reporting Persons hold 1,519,744 Ordinary Shares and 583,473 American Depositary Shares. Each of the Issuer’s presently outstanding Ordinary Shares represents two (2) American Depositary Shares.

CUSIP No. 09777B107

1.	Names of Reporting Persons SIG Asia Investment, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 1,811,480

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 1,811,480

9.	Aggregate Amount Beneficially Owned by Each Reporting Person ** 1,811,480

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) PN

* SIG Asia Investment, LLLP is the investment manager to SIG China Investments One, Ltd. and as such may exercise voting and dispositive power over these shares.

** The Reporting Persons hold 1,519,744 Ordinary Shares and 583,473 American Depositary Shares. Each of the Issuer’s presently outstanding Ordinary Shares represents two (2) American Depositary Shares.

CUSIP No. 09777B107

Item 1.
	(a)	Name of Issuer Bona Film Group Limited
	(b)	Address of Issuer’s Principal Executive Offices 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District Beijing 100020, People’s Republic of China

Item 2.
	(a)	Name of Person Filing SIG China Investments One, Ltd. SIG Asia Investment, LLLP
(b)

Address of Principal Business Office or, if none, Residence
SIG China Investments One, Ltd.

P.O. Box 309GT, Ugland House

South Church Street, George Town

Grand Cayman, Cayman Islands

British West Indies

SIG Asia Investment, LLLP

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington DE 19801

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person
	(d)	Title of Class of Securities Ordinary Shares, par value US$0.0005 per share
	(e)	CUSIP Number 09777B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person and is based upon 31,402,346 Ordinary Shares of the Issuer outstanding as of December 31, 2014, as reported by the Issuer in a Form 20-F filed on April 30, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

SIG China Investments One, Ltd.
By:	SIG Asia Investment, LLLP,
pursuant to a Limited Power of Attorney, a copy of which was previously filed.

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

SIG Asia Investment, LLLP

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	Vice President

Exhibits:

Exhibit I:  Joint Filing Agreement*

Exhibit II:  Limited Power of Attorney*

*Previously filed.